NO ACT

PE
1-7-09



DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**





09001009

January 8, 2009

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

Received SEC
JAN 07 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-09

Re: Safeway Inc.

Dear Ms. Wilkinson:

This is in regard to your letter dated January 7, 2009 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System for inclusion in Safeway's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Safeway therefore withdraws its January 5, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

**LATHAM&WATKINS LLP**

RECEIVED
2009 JAN -8 PM 12:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FIRM / AFFILIATE OFFICES
Abu Dhabi | Munich
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January 7, 2009

**VIA FEDERAL EXPRESS**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Rule 14a-8 Under the Securities Exchange Act of 1934**

Re: Safeway Inc.: Withdrawal of January 5, 2009 Request to Omit Shareholder Proposal Submitted by the Office of the Comptroller of New York City

Ladies and Gentlemen:

On January 5, 2009, on behalf of our client, Safeway Inc. ("Safeway"), we submitted a request for a no-action letter in connection with a proposal submitted by the Office of the Comptroller of New York City on behalf of each of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (together, the "Proponents"). The proposal requests Safeway's board of directors to issue a report to shareholders, by June 30, 2010, at reasonable cost and omitting proprietary information, on Safeway's sustainability policies and performance, including multiple, objective statistical indicators (the "Proposal").

On January 6, 2009, Safeway received via fax a letter from the Proponents, dated January 6, 2009, by which the Proponents voluntarily withdrew the Proposal. A copy of the letter, in which the Proponents withdrew the Proposal, is attached as Exhibit A. Accordingly, we respectfully withdraw our January 5, 2009 request for no-action relief related to the Proposal.

LATHAM&WATKINS LLP

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,



Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Patrick Doherty, The City of New York Office of the Comptroller
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

# EXHIBIT A

# PROPOSAL WITHDRAWAL LETTER

# FAX

FROM THE

## New York City Office of the Comptroller

Date 1/6/09

Pages (cover +) 2

To Laura Donald

Fax

From Patrick Doherty

Phone

**SPECIAL INSTRUCTIONS**



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 6, 2009

Ms. Laura Donald
Senior Corporate Counsel
Safeway Inc. / Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Ms. Donald:

On the basis of our recent conversations and your communication of December 17 regarding planned enhancements to your 2009 CSR report relating to sustainability issues, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund , the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sustainability reporting that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management



505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

**LATHAM&WATKINS LLP**



FIRM / AFFILIATE OFFICES
Abu Dhabi Munich
Barcelona New Jersey
Brussels New York
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Hong Kong San Francisco
London Shanghai
Los Angeles Silicon Valley
Madrid Singapore
Milan Tokyo
Moscow Washington, D.C.

January 5, 2009

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2009 Annual Meeting: Omission of Shareholder Proposal by the Office of the Comptroller of New York City Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). The Office of the Comptroller of New York City, on behalf of each of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (together, the "Proponents"), submitted the proposal and its supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) a copy of the Proponents' letter submitting the Proposal (attached as Exhibit A), (c) a copy of Safeway's 2007 Corporate Social Responsibility Report (attached as Exhibit B) and (d) copies of correspondence between Safeway and the Proponents (attached as Exhibit C). By a copy of this submission, we notify the Proponents on behalf of Safeway of Safeway's intention to omit the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2009 Proxy Materials with the Commission.

**The Proposal.**

On November 12, 2008, Safeway received a letter from the Proponents that contains the following proposal:

> "**RESOLVED:** Shareholders request that the Board of Directors issue a report to shareholders, by June 30, 2010, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators."[1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2009 Proxy Materials.

***Reasons That the Proposal May be Omitted from Safeway's 2009 Proxy Materials***

**Rule 14a-8(i)(10) -- The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it is substantially implemented.**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Hewlett-Packard Company* (December 11, 2007); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10) and has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *The Talbots Inc.* (April 5, 2002); and *Masco Corp.* (March 29, 1999).

The Proposal asks the Board of Directors of Safeway to "issue a report to shareholders, by June 30, 2010, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators." *See* Exhibit A. The supporting statement contained in the Proposal advises that "[t]he report should include the Company's definition of sustainability, as well as a company-wide review of

[1] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A for an exact copy.

company policies, practices, and indicators related to measuring long-term social and environmental sustainability." *See* Exhibit A. Safeway currently produces and publishes an annual Corporate Social Responsibility Report that substantially implements the written objectives of the Proposal. Safeway received shareholder proposals substantially similar to the Proposal in each of the last five years and included such proposals in its proxy materials for its 2004, 2005, 2006 and 2007 annual meetings of shareholders. Although none of these proposals were approved by Safeway's shareholders, Safeway recognized the growing shareholder support of such proposals over the years. In response to this growing shareholder support, senior management of Safeway agreed to proceed with the issuance of an annual report to shareholders on Safeway's company-wide sustainability policies and performance, including multiple, objective statistical indicators. The first such report- Safeway's 2007 Corporate Social Responsibility Report (the "Sustainability Report")- was published and posted on Safeway's website in April 2008.

Last year, the Proponents submitted to Safeway, for inclusion in Safeway's proxy materials for its 2008 annual meeting of shareholders, a proposal that was virtually identical to the Proposal (the "2008 Sustainability Proposal"). After reviewing Safeway's Sustainability Report, the Proponents withdrew the 2008 Sustainability Proposal because it had been substantially implemented by the Sustainability Report. The Sustainability Report, as published on Safeway's website, is attached as Exhibit B, and Safeway is currently updating the Sustainability Report to finalize Safeway's 2008 Corporate Social Responsibility Report for publication. Safeway's 2008 Corporate Social Responsibility Report will contain similar information as found in the Sustainability Report, updated for 2008 and including information on new sustainability policies and programs implemented in 2008. Safeway currently anticipates that its 2008 Corporate Social Responsibility Report will be complete and posted on its website by the end of its first fiscal quarter, March 28, 2009. In the meantime, the Sustainability Report will continue to be posted on Safeway's website and available to shareholders and other interested parties. As discussed below, the Sustainability Report includes Safeway's definition of sustainability as well as a company-wide review of Safeway's policies, practices, and indicators related to measuring long-term social and environmental sustainability. Because the Sustainability Report compares favorably with the guidelines of the Proposal and addresses the underlying concerns and "essential objective" of the Proposal, Safeway believes it may exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8(i)(10) because it is substantially implemented. The Proposal, if included in the 2009 Proxy Materials and approved by the shareholders, would not require the Board to take any further action.

Safeway's definition of sustainability is set forth on the first page of the Sustainability Report and is enhanced throughout the Sustainability Report. The Sustainability Report states that "Safeway defines 'sustainability' as integrating social, environmental and global economic concerns into its business operations and interactions with its stakeholders to maintain the trust and confidence of its shareholders, employees, customers, suppliers, governments and non-governmental organizations, as well as the communities in which it operates." When addressing each of the sub-topics in the Sustainability Report, Safeway further defines sustainability and details its policies, practices and achievements related to each specific area. For example, on environmental responsibility, the Sustainability Report states that "[w]e recognize that the air, water, soil and vegetation in the communities we serve are vital resources and must be protected from harm," then continues to provide five specific environmental policies of Safeway and outlines Safeway's ongoing practices and achievements. For example, the Sustainability Report provides that "in 2007, we diverted approximately 500,000 tons of waste from landfills to recycling centers and re-use programs . . . we were the only retailer to join the Chicago Climate Exchange (CCX), the world's first and North America's only voluntary, legally-binding greenhouse gas (GHG) emissions reduction and trading system for emissions source and offset projects. We also were the first retailer to join the California Climate Action Registry, that state's official GHG emission registry . . . [Safeway is] the nation's fourth largest retail purchaser of renewable energy, according to the EPA . . . [d]uring 2007 we also launched a new environmental initiative with a goal of powering 40 California stores with renewable solar energy . . . [o]ur existing solar projects are projected to remove 10.4 million pounds of carbon dioxide ($CO_2$) from the air annually . . . [in 2006 and 2007 we] reduced our $CO_2$ emissions by more than 1 billion metric tons or almost 2.5 billion pounds . . . [t]he technologies and initiatives implemented [since 2006] saved more than 6.5 million gallons of diesel fuel . . . [o]ur environmental efforts culminated in 2007 with our receipt of the prestigious California Governor's Environmental and Economic Leadership Award in the Climate Change category. The award, granted to a retailer for the first time, was in recognition of the comprehensive and growing results of our Greenhouse Gas Reduction and Sustainability Initiative."[2] On the issue of charitable giving and community involvement, the Sustainability Report declares that "[a]t Safeway we take pride in being the neighborhood grocery store for millions of North Americans. We believe this important role carries with it a responsibility to become involved and to help build better, stronger communities." Then the Sustainability Report supports this position with some of Safeway's accomplishments in this area, providing that "[d]onations in 2007 exceeded $172 million . . . [o]ver the past seven years, we have raised more than $40 million – almost $17 million in 2007 alone – for medical research to improve detection and treatment of breast cancer . . . we funded mobile mammography screening units that bring free or low-cost digital mammograms to women in rural and low-income neighborhoods in five states . . . we have raised $28.5 million, including $10.7 million in 2007, making us the largest corporate donor for prostate cancer research and treatment . . . [l]ast year we raised a combined $14.1 million for Easter Seals and the Muscular Dystrophy Association (MDA) . . . [l]ast year we contributed $23 million for educational purposes through the eScrip rewards program . . . [a]s a food retailer, hunger relief is a natural extension of our business and a good fit for our community outreach . . . [i]n 2007 we donated approximately $110 million worth of merchandise to food banks, soup kitchens and various hunger-relief programs, bringing our total food donations over the past decade to more than $1 billion . . . [d]uring 2007 we donated almost $1 million in cash and in-kind assistance to support communities struck by the devastating fires in the Lake Tahoe basin of Northern California and along the coastal hills of Southern California, and by the floods in

---

2 For a number of years prior to 2008, Safeway prepared and published an annual Summary Report on Environmental Initiatives ("Report on Environmental Initiatives") which provides a detailed description of Safeway's achievements in reducing and managing waste, using renewable and sustainable energy, protecting the ozone layer, maximizing fuel efficiency and implementing environmentally safe measures in its operations. As much of the Report on Environmental Initiatives is repeated in the Sustainability Report, Safeway expects to integrate the Report on Environmental Initiatives into the Sustainability Report that will be published in the first quarter of 2009 and cease preparing a separate Report on Environmental Initiatives.

coastal areas of the Pacific Northwest . . . we have provided more than $8 million to support emergency relief and rebuilding efforts for disasters such as Hurricane Katrina on the Gulf Coast and the tsunami in South Asia." On the issue of food safety and quality assurance, the Sustainability Report provides that "[w]e realize consumers are concerned about food safety. They want to be sure the food products they buy in our stores are wholesome and unadulterated, and are produced, stored and transported under strict controls. Anything less is unacceptable – to our customers and to us." The Sustainability Report provides further that "[a]ll employees working in our produce, meat and seafood, deli/food service and bakery departments receive extensive food safety training upon hiring and on an ongoing basis thereafter . . . [c]ertified staff specialists periodically audit every store to review food safety and sanitation programs . . . [t]o supplement their efforts, third-party auditors inspect all stores once a month . . . [e]ach year, more than 20,000 food safety and sanitation audits are conducted at our stores in the U.S. and Canada . . . [a]pproximately 95% of our produce specifications are higher than USDA requirements . . . [p]rospective suppliers must sign an agreement that includes a product testing requirement . . . [i]n 2007 alone, we completed more than 29,000 [produce] field inspections . . . [u]sing a sophisticated measurement system with real-time data and digital images, our inspectors can show growers and shippers their products' current quality status at each link of the supply chain . . . Safeway produce is inspected at least five times from the field to our shelves." In addition to the three example sub-topics described above, the Sustainability Report provides similar information regarding business ethics, corporate governance, employee benefits and development, diversity and equal opportunity, health and wellness, workplace safety, and animal welfare. *See* Exhibit B.

The Staff permitted Kroger Co., ConAgra Foods, Inc., Honeywell International Inc., Raytheon Company, Albertson's, Inc. and Lowe's Companies, Inc. to omit sustainability report proposals on Rule 14a-8(i)(10) grounds that are nearly identical to the Proposal submitted to Safeway. *See Kroger Co.* (April 11, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Honeywell International Inc.* (February 21, 2006); *Raytheon Company* (January 25, 2006); *ConAgra Foods, Inc.* (May 20, 2005); *Albertson's, Inc.* (March 23, 2005); and *Lowe's Companies, Inc.* (March 21, 2005). The Staff permitted these exclusions because these companies already prepare and publish their own sustainability reports. Safeway's Sustainability Report provides Safeway's definition of sustainability and is as detailed in the areas of social and environmental sustainability as the other companies that have been granted no action relief on this issue by the Staff. The type and amount of sustainability disclosures included in the Sustainability Report are at least as comprehensive as the disclosures provided in the sustainability reports of the other companies that have been granted no action relief under Rule 14a-8(i)(10) related to substantially the same proposals. Kroger generally covered its activities involving animal welfare, business ethics, corporate governance, charitable giving and community activities, diversity, employee benefits, environmental stewardship, food safety, vendor standards and safety and health of people. *See Kroger Co.* (April 11, 2007). ConAgra generally covered its activities involving the community, workplace, consumers and shareholders. *See ConAgra Foods, Inc.* (July 3, 2006) and *ConAgra Foods, Inc.* (May 20, 2005). Honeywell generally covered the areas of health, safety, environmental sustainability, product responsibility, code of conduct, social sustainability, social diversity, and positive work environment. *See Honeywell International Inc.* (February 21, 2006). Albertson's generally covered the company's values, activities to energize its employees, community involvement, environmental affairs, activities related to consumers, and financial and IT information. *See Albertson's, Inc.* (March 23, 2005). Lowes' report generally addressed the company's contributions to community, work with charitable and education organizations, workplace opportunity initiatives, and commitment to the environment. *See Lowe's Companies, Inc.* (March 21, 2005). Safeway's Sustainability Report provides Safeway's company-wide policies, practices and performance data in the areas of business ethics, corporate governance, community involvement and charitable giving, environmental responsibility, employee benefits and development, diversity and equal opportunity, health and wellness of people, food safety and quality assurance, workplace safety, and animal welfare. Because the Sustainability Report provides at least the same level of disclosure as the above cases, the Staff should follow its precedent and grant Safeway relief on Rule 14a-8(i)(10) grounds for substantially implementing the Proposal.

Safeway is aware that the Staff denied no action relief sought on substantial implementation grounds by Wendy's International, Inc. with respect to a proposal similar to the Proposal. *Wendy's International, Inc.* (February 21, 2006). Safeway's situation is materially different and can easily be distinguished from *Wendy's*. According to the proponent of the Wendy's proposal, Wendy's report was mostly a collection of vague statements of policy. Wendy's report showed no implementation of these policies or any evidence of a company-wide review. The proponent argued that the reports from Albertson's, Lowe's, ConAgra and Raytheon were all superior to Wendy's report because those companies disclosed information on actual performance rather than just stating views towards sustainability. As that proponent pointed out, the Staff has made this distinction when determining whether to grant no action relief on substantial implementation grounds. *See Wendy's International, Inc.* (February 21, 2006). The Staff has had the practice of granting Rule 14a-8(i)(10) relief to those companies that have disclosed information on actual performance and denied such relief to those companies that have merely stated their views. Safeway is in the camp of those companies that actually disclose performance data rather than those that merely provide policies. As shown above in the examples of disclosures contained in the environmental responsibility, charitable giving and community involvement, and food safety and quality assurance sections of the Sustainability Report, the Sustainability Report provides Safeway's views and policies on sustainability and backs them up with specific, quantified examples of Safeway's practices, performance data and achievements. The Sustainability Report is a company-wide review of policies, practices and indicators related to social and environmental sustainability. The examples given above are just some of the numerous examples of actual performance data in the Sustainability Report and what distinguishes the Sustainability Report from *Wendy's*. Therefore, the Staff should consider the Sustainability Report as substantially performing the objective of the Proposal.

Safeway is also aware that the Staff did not permit Terex Corporation to exclude on substantial implementation grounds a proposal that was basically identical to the Proposal. *See Terex Corporation* (March 18, 2005). Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the SEC. Safeway's claim of substantial implementation may be distinguished from Terex's because Safeway is not relying on vague disclosures in its SEC reports and on its website regarding its corporate responsibility. The Staff's reasoning in the cases of Terex and Wendy's is consistent. Merely stating views on corporate responsibility is not sufficient to render a sustainability report proposal "substantially implemented" - a company must also show implementation. In contrast, Safeway's Sustainability Report is a detailed, published report on corporate sustainability in a number of areas that include specific examples of practices and performance data. Similar to *Kroger*, *ConAgra*, *Honeywell*, *Raytheon*, *Albertson's* and *Lowe's*, the Sustainability Report substantially implements the Proposal.

Safeway produces and publishes its Corporate Social Responsibility Report on an annual basis. Safeway is currently updating the Sustainability Report to finalize its 2008 Corporate Social Responsibility Report for publication. When the 2008 Corporate Social Responsibility Report is finalized (anticipated to be toward the end of Safeway's first fiscal quarter 2009), Safeway will provide the report to its shareholders by posting a soft copy on Safeway's website and making available upon request a printed version of the report.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(10) because it is substantially implemented.

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,



Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Patrick Doherty, The City of New York Office of the Comptroller
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

# EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 12, 2008

Mr. Robert A. Gordon
Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Mr. Gordon:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Safeway, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Enclosures
Safeway, Inc. - sustainability

## Sustainability Report

**WHEREAS:**
Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, over 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value...We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

**RESOLVED:** Shareholders request that the Board of Directors issue a report to shareholders, by June 30, 2010, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

**Supporting Statement**

The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 900 companies use or consult the Guidelines for sustainability reporting.



BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

**Re: SAFEWAY INC.** **CUSIP#: 786514208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 491,528 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

Novemeber 12, 2008

To Whom It May Concern

**Re: SAFEWAY INC.** **CUSIP#: 786514208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 431,832 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

**Re: SAFEWAY INC. CUSIP#: 786514208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 262,110 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

**Re: SAFEWAY INC.** **CUSIP#: 786514208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 97,914 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

**Re: SAFEWAY INC.** **CUSIP#: 786514208**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 17,590 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

## EXHIBIT B

our values at work



2007 CORPORATE SOCIAL RESPONSIBILITY REPORT

# Sustainability

Safeway defines "sustainability" as integrating social, environmental and global economic concerns into its business operations and interactions with its stakeholders to maintain the trust and confidence of its shareholders, employees, customers, suppliers, governments and non-governmental organizations, as well as the communities in which it operates.

TABLE OF CONTENTS

# Being a good corporate citizen

INTRODUCTION

**Business can be a powerful agent of social change. Some observers argue that the primary obligation of a publicly traded company is to keep its operations fiscally sound, because profitability is essential to the enterprise's survival and future success. At Safeway we certainly recognize that our owners expect and deserve a solid return on their investment, and we work hard to deliver it. At the same time, we realize that enhancing shareholder value entails much more than maintaining a strong income statement and balance sheet. To succeed in the marketplace and in the court of public opinion, we must earn the confidence of *all* our stakeholders.**

In planning and executing our business strategy, we strive to align social and environmental goals with financial objectives. To the extent that we succeed in merging these elements while practicing our core values, we will continue to enhance a priceless asset – the reputation of Safeway as a good corporate citizen.

Balancing the diverse, sometimes conflicting needs of our many stakeholders is an ongoing challenge, one we gladly accept. In order to grow our business and become a market leader, we must continuously be mindful of our obligations to our shareholders, customers, employees, suppliers and the communities we serve. Each of these constituent groups has unique needs and, as noted on the following pages, we do our best to respond to all of them.

Doing business responsibly isn't just an obligation, it's an opportunity. A company that embraces its social and environmental responsibilities earns the trust of its stakeholders. When we take care of our shareholders, customers and employees, when we give back to the communities we serve, and when we do our part to protect the environment, we enhance our reputation and build equity in our brand.

While we are proud of our ongoing efforts to be a good corporate citizen, we do not intend to rest on our laurels. We can and will do more.



**Steven A. Burd**
Chairman, President and CEO





When it comes to
**business ethics,**
others judge us not by what we
know but by **what we do.**

# Walking the talk

## BUSINESS ETHICS

**Safeway has worked hard to earn an excellent reputation for integrity, honesty and fair play – a reputation we've built over 82 years of doing business. If we are to continue earning the respect and trust of our customers, coworkers and business partners, it's imperative that we maintain and always abide by exemplary standards of conduct in every aspect of our business. Above all, we must *act* on our beliefs to set a good example for others to follow. When it comes to business ethics, others judge us not by what we *know* but by what we *do*.**

At Safeway, we believe integrating our values with our work is good corporate citizenship and good business. To reinforce our commitment to conducting business with the highest ethical and legal standards, each year we reissue our *Code of Business Conduct*. The code sets forth guidelines to be followed at all levels of the company by our directors, officers and employees. As part of this process, our people must affirm that they are aware of no relationships or circumstances that place their personal interests or those of their immediate family in conflict or apparent conflict with the best interests of Safeway. If there are questions or concerns about possible conflicts, employees must explain them and agree to abide by the company's ruling.

We also provide mechanisms to report unethical conduct and to foster a culture of honesty and accountability. If employees believe a coworker, supervisor or executive may be violating our standards, they may contact their immediate supervisor or, if necessary, escalate their concerns to senior management. In addition, we maintain a confidential, toll-free hotline available 24 hours a day, through which employees can report apparent violations anonymously and without fear of reprisal. We have a separate toll-free line to report complaints relating to accounting, internal controls, auditing matters and other deceptive financial practices directly to the Audit Committee of our board of directors.

Our *Code of Business Conduct*, which is available on the company's Web site at www.safeway.com/investor_relations, spells out the rules by which we must abide. Most of them are based on common sense and decency. We know we will never go wrong if we simply resolve to settle for nothing less than complete fairness and honesty in all our business dealings.

We will continue to make
**proactive changes**
that we believe can
**enhance shareholder value.**



# Providing strong board oversight

## CORPORATE GOVERNANCE

**We are convinced that excellence in corporate governance and superior financial performance go hand in hand. The following best practices adopted by our board of directors in recent years are just a few examples of our commitment to sound corporate governance:**

- **Annual election of directors;**
- **Majority voting policy for the election of directors;**
- **Comprehensive nomination procedures and qualifications criteria for director candidates;**
- **Allowing stockholders to vote on stockholder rights plans; and**
- **Facilitating stockholder communications with the board.**

**As best practices evolve, we will continue to make proactive changes that we believe can enhance shareholder value.**

The Safeway board of directors currently comprises 11 members, 10 of whom are independent under standards established by the New York Stock Exchange (NYSE) and nine of whom are independent under our own independence standards, which go beyond the NYSE's standards. The only employee member of the board is our Chief Executive Officer, who serves as its Chairman. In addition, we have established the position of Lead Independent Director.

The board has adopted a set of corporate governance guidelines to assist in exercising its responsibilities to serve the best interests of the company and its stockholders. The guidelines address such matters as:

- Director qualification standards;
- Director independence;
- Duties of the Lead Independent Director;
- Size of the board;
- Selection of new directors;
- Sessions of non-management directors;
- Director compensation;
- Board access to senior management and independent advisors;
- Stock ownership guidelines; and
- The annual self-evaluation process.

The full set of guidelines can be viewed online at www.safeway.com/investor_relations.

Among its numerous responsibilities in supervising and directing Safeway management, the board and its committees:

- Oversee the conduct of the company's business to ascertain it is being managed properly;
- Review and approve the company's major financial objectives, plans and actions;
- Evaluate the performance of the Chief Executive Officer and other executive officers; and
- Ensure that the company's business is conducted with the highest ethical and legal standards.

The board has designated the company's general counsel as Chief Governance Officer to assist in implementing its corporate governance guidelines.


"Safeway has positioned
itself as one of the
transformational corporate
funders of cancer research."

Jonathan W. Simons, M.D.
President and Chief Executive Officer
Prostate Cancer Foundation

# Giving back

## COMMUNITY INVOLVEMENT

**At Safeway we take pride in being the neighborhood grocery store for millions of North Americans. We believe this important role carries with it a responsibility to become involved and to help build better, stronger communities. Much of that work is performed by The Safeway Foundation, formed in 2001 to make the most of the generous charitable contributions from our employees, customers and suppliers.**

Through the foundation, we support a broad range of charitable and community programs. Donations in 2007 exceeded $172 million. The primary beneficiaries of our giving are organizations that provide assistance in five areas of need: cancer research and awareness, people with disabilities, hunger relief, education and disaster assistance.

**Cancer Research and Awareness**
Since its inception, The Safeway Foundation has raised more than $69 million for breast cancer and prostate cancer causes. Through various initiatives, in partnership with leading medical centers, we are dedicating tens of millions of dollars each year toward critical research that may find a cure for these devastating diseases within our lifetime.

**Breast Cancer Research and Awareness Programs**
Over the past seven years, we have raised more than $40 million – almost $17 million in 2007 alone – for medical research to improve detection and treatment of breast cancer, which affects one of every six women. The funds we raised in 2007 were distributed to more than a dozen of the leading, most innovative research institutions in North America, including the Fred Hutchinson Cancer Center in Seattle, the Kimmel Cancer Center at Johns Hopkins University in Baltimore,

the Carol Franc Buck Breast Care Center at the University of California, San Francisco and the Revlon Women's Cancer Research Program at UCLA.

In addition to collecting checkstand donations, we plan contests, special product sales and other fundraising events. Last October, as part of a month-long, multimedia public service campaign reaching millions of women, we teamed up with Grammy- and Oscar-winning singer and songwriter Melissa Etheridge, a breast cancer survivor, to communicate the importance of early detection through self-examinations and annual mammograms. Across our operating areas, we also sponsored 10 events in the Susan G. Komen Race for the Cure series. In addition, we funded mobile mammography screening units that bring free or low-cost digital mammograms to women in rural and low-income neighborhoods in five states.

**Prostate Cancer Foundation**

In June of each year we partner with the Prostate Cancer Foundation (PCF), the world's largest philanthropic source of support for prostate cancer research. Funds raised by Safeway support a broad range of cancer research projects at leading research and medical institutions. Since we began our PCF fundraising campaign seven years ago, we have raised $28.5 million, including $10.7 million in 2007, making us the largest corporate donor for prostate cancer research and treatment.

In 2006 PCF and Safeway launched a jointly sponsored career development program, which supports pioneering cancer research projects directed by young scientists. The program also enables them to establish careers in prostate cancer research. During 2007, with a $3 million donation from The Safeway Foundation and matching funds from PCF, we also helped launch an innovative research initiative to explore the role of targeted heat in prostate cancer therapy.

**People With Disabilities**

Twice each year Safeway rallies its employees and the communities they serve to raise money and awareness for organizations that aid people with disabilities. Last year we raised a combined $14.1 million for Easter Seals and the Muscular Dystrophy Association (MDA).

**Easter Seals**

Since 1986 we have helped raise $80.5 million for Easter Seals, including $6.8 million in 2007. This support helps Easter Seals provide a range of vital services for people with disabilities, including medical rehabilitation, speech therapy, occupational therapy, job training, adult and child day services, and recreational activities. Easter Seals is also the largest provider of services and support for children and adults living with autism. Easter Seals and the Autism Society of America, with help from Safeway, have created a partnership to improve access to and delivery of local autism services and treatments for autistic people throughout the country. More than 1.5 million Americans live with autism, the fastest-growing developmental disability in the world today.

**Muscular Dystrophy Association**

MDA is a national voluntary health agency dedicated to conquering more than 40 neuromuscular diseases that affect 1 million Americans of all ages. By collecting donations at checkstands, conducting individual store fundraising events and collaborating with our suppliers through the Aisles of Smiles program, we have raised more than $32 million for MDA since 2003, including $7.3 million in 2007.


Breast Cancer


We have donated in excess of
$168 million to local schools
and youth groups
throughout our operating areas.

**Hunger Relief**
In 2007 we donated approximately $110 million worth of merchandise to food banks, soup kitchens and various hunger-relief programs, bringing our total food donations over the past decade to more than $1 billion.

Throughout our operating areas, we sponsor seasonal fundraising and food collection programs to assist regional hunger-relief agencies. Our holiday programs alone collect the equivalent of almost 2 million meals.

Safeway also is a leading supporter of America's Second Harvest, the nation's largest network of food banks. Collectively these facilities feed some 25 million people. In Canada as well, we provide financial and in-kind assistance to local food banks, soup kitchens and emergency shelters.

As a food retailer, hunger relief is a natural extension of our business and a good fit for our community outreach. The need is great. According to U.S. Department of Agriculture estimates, 35 million Americans – including 12 million children – live in households that are uncertain of having, or are unable to acquire, sufficient food to meet basic needs.

**Education**
Last year we contributed $23 million for educational purposes through the eScrip rewards program. Since teaming up with eScrip in 2000, we have donated in excess of $168 million to local schools and youth groups throughout our operating areas. These funds are used for worthwhile classroom expenditures such as new computers, school supplies, art programs, curriculum enhancements, textbooks, music enrichment and open gymnasiums.

In 2005 we began partnering with 40 food manufacturers and suppliers to donate 10% of the sale price of 1,000 selected products to schools chosen by our customers. Donations from the Back to School program in 2007 exceeded $3.2 million.

As part of our ongoing commitment to education, we also support numerous school scholarship funds and youth development foundations, and we sponsor a broad range of after-school and physical education activities.

**Disaster Assistance**
During 2007 we donated almost $1 million in cash and in-kind assistance to support communities struck by the devastating fires in the Lake Tahoe basin of Northern California and along the coastal hills of Southern California, and by the floods in coastal areas of the Pacific Northwest. In recent years we have provided more than $8 million to support emergency relief and rebuilding efforts for disasters such as Hurricane Katrina on the Gulf Coast and the tsunami in South Asia.

In addition to the above activities, our employees donate countless hours of volunteer work to local efforts such as mentoring programs, food banks, schools and youth sports activities. We encourage and support these efforts through our Community Pride program, augmenting our employees' good work with financial contributions to the organizations and activities they support.


SAFEWAY is going SOLAR!

# Reducing our carbon footprint

## ENVIRONMENTAL RESPONSIBILITY

**We recognize that the air, water, soil and vegetation in the communities we serve are vital resources and must be protected from harm. Consequently, it is Safeway policy to:**

- **Conduct our business and operate our facilities in an environmentally responsible manner;**
- **Comply with all applicable environmental laws and regulations;**
- **Minimize waste and reduce pollution sources in our stores and our manufacturing and distribution facilities where feasible;**
- **Minimize our environmental liabilities when acquiring and disposing of properties; and**
- **Assist our customers and vendors, when possible, in using sound environmental practices.**

**While our Environmental Affairs Department takes the lead in these endeavors, all Safeway employees are responsible for minimizing any negative environmental impacts of their jobs.**

**Partnership and Verification**

To achieve our goals, we have developed partnerships to independently verify and document our efforts and successes. Demonstrating our commitment to addressing climate change, we were the only retailer to join the Chicago Climate Exchange (CCX), the world's first and North America's only voluntary, legally binding greenhouse gas (GHG) emissions reduction and trading system for emissions source and offset projects. We also were the first retailer to join the California Climate Action Registry, that state's official GHG emissions registry. Our membership in CCX requires us to make a legally binding commitment to reduce our greenhouse gas emissions 6% from year-2000 levels by the end of 2010. We also are a member of the Environmental Protection Agency's (EPA) Green Power Partnership, ensuring our renewable power program meets federal requirements.

**Recycling**

Safeway has been a leading proponent of environmental responsibility for almost 50 years. We began recycling corrugated cardboard in 1960, years before other grocers, and we helped pioneer aluminum recycling in our industry during the following decade. In the ensuing years, we have been in the forefront of efforts to recycle plastic bags and other materials, and to minimize waste and reduce pollution. Today our retail and support facilities participate in a comprehensive set of recycling programs and share best practices across the company. Through these programs, in 2007, we diverted approximately 500,000 tons of waste from landfills to recycling centers and re-use programs. That's the equivalent of filling six football fields stacked 35 feet high.

We also have created one of North America's largest, most successful composting programs for store produce trimmings and other food waste. In some areas we are able to divert more than 85% of our stores' solid waste from landfill disposal.

In our manufacturing plants, we are continuously looking for ways to reduce the amount of packaging and shipping materials used in Safeway-branded products. These efforts have led to lighter, thinner-walled containers and innovative new shipping methods that require less material yet keep products secure through transit, store stocking and ultimate consumer use.

**Renewable Energy**

Our annual purchase of 87 million kilowatt-hours (kWh) of renewable energy under the EPA's Green Power Partners program was enough to offset the electricity used by our 303 U.S. fuel stations, our headquarters complexes in Northern California, and all of our stores in San Francisco, California and Boulder, Colorado. That made Safeway the nation's fourth largest retail purchaser of renewable energy, according to the EPA.

During 2007 we also launched a new environmental initiative with a goal of powering 40 California stores with renewable solar energy. Currently we have more than two dozen renewable solar projects under development with a projected output of more than 7,500 megawatt hours (MWh) of electricity per year, enough to provide approximately 20% of these stores' average annual power usage and up to 48% of peak power usage. Our existing solar projects are projected to remove 10.4 million pounds of carbon dioxide ($CO_2$) from the air annually, the equivalent of taking 1,000 cars off the road or 4,000 acres of pine forest storing carbon for a year.

**Sustainable Retrofit, Design and Construction**

Safeway has a long history of energy conservation. We are continuously pursuing feasible facility life-cycle improvements in the areas of lighting, refrigeration, heating, ventilation and air conditioning, and energy management building controls in our retail, manufacturing and administrative facilities. These efforts are complemented with a comprehensive employee education program. The combined outcome is lower power bills and a reduction in greenhouse gas emissions. In addition to the 125,000 MWh conserved by projects completed in 2006, new measures implemented in 2007 added another 50,000 MWh of electricity savings, cutting $CO_2$ emissions by an additional 70 million pounds and adding to our growing list of conservation improvements.

We have achieved dramatic energy savings in our retail and manufacturing facilities by implementing several energy conservation programs. One of these, our Power to Save Initiative, is a continuous employee education program that helps workers understand how they can contribute to corporate energy efficiency goals that benefit the communities where they work and live. This ongoing program saves the company approximately 18.5 million kWh annually.


In 2007, Safeway was the
nation's fourth largest
retail purchaser
of renewable energy.

We currently are pursuing certification under the Leadership in Energy and Environmental Design (LEED) Retail Portfolio Program administered by the U.S. Green Building Council. As one of a select group of participants in this pilot program, we will get a head start in improving our buildings' environmental footprint and institutionalizing positive change. Upon certification at either the Gold or Platinum level, we plan to integrate LEED criteria into our standard design and construction practices for all stores and support facilities, including distribution centers, manufacturing plants and offices.

**Transportation**
In 2006 we joined EPA's SmartWay Transport Partnership, a voluntary public/private alliance established to increase fuel efficiency while reducing GHG and other air pollutants. We enrolled our entire owner-operated 900-plus truck transport fleet in the program. The technologies and initiatives implemented saved more than 6.5 million gallons of diesel fuel and prevented approximately 145 million pounds of $CO_2$ emissions. That's comparable to removing the emissions from more than 14,000 passenger cars for a year and equates to tens of millions of dollars in savings at the current rate for diesel fuel, enabling us to conserve scarce oil resources and reduce atmospheric pollution while enhancing the company's bottom line.

We recently completed the conversion of virtually our entire U.S. company-owned truck fleet to run on cleaner-burning biodiesel fuel. Using biodiesel for Safeway distribution operations reduces annual carbon emissions in the U.S. by approximately 75 million pounds, equivalent to removing the automobile emissions from approximately 7,400 vehicles, the electricity emissions from approximately 4,400 average households or 28,000 acres of pine or fir forests storing carbon for one year. Biodiesel reduces sulfur, $CO_2$, hydrocarbon and particulate emissions. Safeway is the first major retailer in the United States to convert its trucking fleet to biodiesel.


SAFEWAY

**Environmental Benefits**
In 2006 we began a comprehensive GHG Reduction and Sustainability Initiative that's having a positive impact on our business, the communities we serve and our employees. The resulting reduction in $CO_2$ emissions in 2007 have surpassed our expectations:

- 136,000 metric tons (301 million pounds) through strategic electricity purchases;
- 110,000 metric tons (243 million pounds) through the application of efficient technology, process improvements and education at select retail and manufacturing facilities;
- 55,000 metric tons (121 million pounds) through renewable energy purchases;
- 100,000 metric tons (221 million pounds) through a wide range of transportation efficiency initiatives, advanced technology application, and alternative fuels like biodiesel with our truck fleet; and
- 178,000 metric tons (392 million pounds) through recycling practices.

All told, the combined 2006 and 2007 benefits of these initiatives reduced our $CO_2$ emissions by more than 1 billion metric tons or almost 2.5 billion pounds. That's equivalent to removing the emissions from 234,000 cars from the road or 900,000 acres of pine forest storing carbon for a year.

**Awards and Honors**
Our environmental efforts culminated in 2007 with our receipt of the prestigious California Governor's Environmental and Economic Leadership Award in the Climate Change category. The award, granted to a retailer for the first time, was in recognition of the comprehensive and growing results of our Greenhouse Gas Reduction and Sustainability Initiative. Additionally, Safeway received a 2007 Flex Your Power award for energy efficiency from the State of California.

Previously, we earned the EPA Green Power Purchaser of the Year award in 2005, we have received Waste Reduction Award Program (WRAP) recognition from the California Integrated Waste Management Board for more than a decade, and we were the WRAP of the Year honoree in 2005. We also received the City of Pasadena Outstanding Recycler Award in 2007 and the City of San Diego Recycler of the Year Award in 2006.



# Rewarding our partners in progress

## EMPLOYEE BENEFITS AND DEVELOPMENT

**Transformation takes teamwork. We're fortunate to have some of the best trained, most knowledgeable workers in the supermarket industry. We think they're the friendliest, most helpful employees in the business as well. Our employees are as diverse as the communities we serve, and they're engaged in a multitude of functions. To attract and retain the best people, we encourage employees to manage their part of the business as if it were their own. This means creating an environment that makes their jobs challenging, rewarding and – above all – fun.**

### Overview

At year-end 2007, we had approximately 201,000 full- and part-time employees, about 80% of whom are covered by collective bargaining agreements negotiated with union locals affiliated with one of 10 international unions. There are approximately 400 such agreements, typically having three-year terms with some running up to five years.

### Pay and Benefits

We want our people to share in the success they help make possible. Whether they work in our stores, distribution centers, manufacturing plants or offices, Safeway employees receive very competitive pay and benefits.

Our unionized employees receive an extensive array of benefits negotiated through the collective bargaining process. Benefits typically include comprehensive health care coverage – medical, prescription drugs, dental and vision – and an excellent defined-benefit pension as well as life and disability insurance.

Non-union employees have comparable coverage. Eligible employees can also participate in a 401(k) plan, and some have the opportunity to earn bonuses and stock options.

During the past two years, Safeway has been a leading proponent of health care reform at both the federal and state levels. In 2006 we introduced to our non-union workforce a new, comprehensive health care plan that covers 100% of preventive care and offers financial incentives for healthy behavior. As participating employees have become better informed and taken more control of their health care decisions, they have seen a significant decrease in their out-of-pocket costs. During recent labor contract negotiations with the United Food and Commercial Workers International Union, similar plans were adopted for unionized employees in some of our retail divisions. We continue to make such plans available to our union employees in other regions as their contracts expire.

**Stock Ownership**

A payroll deduction plan allows employees at all levels of the company to buy Safeway common stock commission-free. In addition, our 401(k) plan provides eligible employees an option to invest self-directed retirement funds in Safeway stock.

**Incentive Programs**

Our bonus plans extend to more than 19,000 employees, from in-store department managers to senior management. The stock option program is available to a subset of bonus-eligible employees from store managers to senior management.

**Learning and Development**

We offer an extensive curriculum of skills, technical and management training programs. Consistent with our belief that everyone can excel at their jobs and contribute to the company's success, training begins when employees join the company and continues throughout their careers.

Several innovative programs are available. Each is designed to enhance employees' performance and career advancement potential while achieving business goals. The management track includes comprehensive training with multiple modules and learning methods for three key retail positions: department manager, person-in-charge and store manager. Opportunities abound for fulfilling, financially rewarding careers in retail operations, real estate, construction, supply chain, finance, information systems, marketing and human resources, to name just a few.

Safeway takes pride in its commitment to innovative workplace learning and development. In recognition of that commitment, we received a Maximizing People Award from the Food Marketing Institute, the supermarket industry's trade association, for our retail management training programs.

**Engagement**

Through a continuous series of informational meetings, satellite broadcasts, videos and newsletters, we strive to keep employees abreast of the company's progress and inform them of key business issues affecting Safeway and its stakeholders. In the process, we try to align employee interests with company goals, so our people see how they can contribute to the success of the enterprise. In addition, we conduct periodic internal surveys to assess job satisfaction and to solicit feedback on ways to make working at Safeway more satisfying and enjoyable. We're convinced that engaged employees are happier, more productive workers.

**Support of Military Reservists**

Safeway voluntarily covers the pay differential and continues health care coverage for employees in the military reserve and National Guard who are called to active duty. We do so for the entire term of their deployment.

Our goal is to foster an environment **free of discrimination, harassment and unequal treatment.**



# Being inclusive

## DIVERSITY AND EQUAL OPPORTUNITY

**Safeway recognizes the value and worth of each employee, regardless of race, creed, color, sex, age, religion, national origin, sexual orientation, gender identity or whether that person has a disability. We also strive to provide working conditions and a work climate that protect both the physical and psychological well-being of employees. Our goal is to foster an environment free of discrimination, harassment and unequal treatment – a workplace in which all employees may develop their talents to the fullest.**

### Embracing Diversity

We strive to maintain a balanced workforce that reflects the diversity of our customers and the communities in which they live. As part of our ongoing efforts to be an employer of choice in recruitment and retention, we try to create an environment where all employees feel valued and respected for their differences. By embracing diversity, we believe we gain a competitive advantage in serving our customers and attracting capable new employees.

As part of our enterprise-wide Diversity Initiative, we have established a Diversity Advisory Board in every division composed of representatives from across the operating and support areas. One of the board's principal goals is to integrate diversity management skills into our business objectives and corporate culture. In 2006, for the fourth consecutive year, a leading business magazine recognized our Diversity Initiative by including Safeway on its list of America's 50 Best Companies for Minorities. The same publication also listed us as one of the Leading Companies for a Diverse Workforce. In addition, we won the prestigious Catalyst Award in 2006 for our efforts to enhance women's career development and advancement, and in 2007 we were listed as one of the Top 60 Companies for Diversity Employment Policies in *Hispanic Magazine's* Annual Diversity Report.

Consistent with our philosophy of inclusion, we have established network groups for women, African-Americans, Asians and Hispanics as well as a gay, lesbian, bisexual and transgender alliance. The groups provide networking, leadership and mentoring opportunities that encourage personal, professional and organizational growth. Group members also advise and support management in becoming the employer of choice in recruitment, development and deployment of a talented, diverse workforce.

### Promoting Supplier Diversity

Through our Supplier Diversity Program, we encourage minority- and women-owned businesses to present their goods or services to Safeway for consideration. The program's mission is to promote supplier participation reflective of the diverse communities in which we do business, while encouraging economic development. Potential suppliers are guided through the rigorous evaluation and presentation processes by a designated diversity contact person and the appropriate category manager. Many of these entrepreneurs whose product or service was accepted at Safeway have significantly expanded their businesses through our vast distribution network.

### Supporting People with Disabilities

Safeway has received numerous awards and recognition from community organizations and government agencies for our commitment to hiring people with disabilities. In 2007, for example, we were honored by the Council of State Administrators of Vocational Rehabilitation at a ceremony in Washington, D.C. We employ nearly 10,000 people with disabilities in our stores and support facilities across the U.S. and Canada. Our support of such workers reflects our longstanding affiliation with Easter Seals and the Muscular Dystrophy Association. Over the past 21 years, we have raised more than $100 million for these two organizations.

### Providing Equal Opportunity

Every Safeway employee is entitled to an equal chance to succeed without regard to the non-job-related factors noted previously on this page. We have zero tolerance for all forms of discrimination, harassment and unequal treatment, including derogatory or demeaning comments, jokes or actions.



# Thinking, acting and feeling healthy

## HEALTH AND WELLNESS

**With Ingredients for life.® as the company's brand positioning statement, well-being is a key plank of our marketing platform. By delivering an integrated, consistent health and wellness experience, we're helping our customers and employees enjoy healthier lifestyles, while making Safeway a health and wellness destination.**

### Customers

To help meet our customers' health and wellness needs, we have:

- Established health and wellness programs through our partnership with Dean Ornish, M.D., one of America's leading authorities on nutrition and wellness. Under his guidance, we have developed *Good to Know*, a comprehensive educational program that includes a nutritional guide, pamphlets on various health and wellness topics, and in-store point-of-sale signs featuring nutritional information to help customers make informed decisions about their food choices;
- Introduced *O Organics*℠, a line of 325 USDA-certified organic products in more than 30 categories;
- Developed Eating Right™, our new product line that offers health- and diet-driven consumers a unique proposition: food that's better for you and great tasting. Eating Right's distinctive, color-coded icon system highlights key dietary and nutritional information; and
- Launched FoodFlex℠, an opt-in online nutrition tool available exclusively to our club cardholders. Developed by Safeway, FoodFlex℠ allows households to quickly and easily view their grocery purchases, benchmark their performance against

USDA guidelines, identify food alternatives and create a personalized shopping list to achieve nutritional goals.

Increasingly today, our customers are seeking more control of their health and self-treatment for illness and disease prevention, for themselves and their families. We're responding to their needs on our Wellness Center Web site (http://shop.safeway.com) and in our stores, where shoppers can get health and wellness information from our staff of friendly, knowledgeable pharmacists. In addition to dispensing prescribed medications, they serve as "health coaches" – offering professional advice on over-the-counter remedies, providing routine disease screening and administering vaccinations.

**Employees**

We're also committed to helping our employees and their families make smarter health care decisions at a lower cost, while enjoying healthier lives. To help them accomplish this goal, we provide the tools they need, including a Health and Wellness Web site. The site provides access to a variety of resources focused on personal and family health ranging from basic information to specific contacts to help with individual needs. It also provides information about dietary and nutritional planning, getting and staying fit, disease management and Safeway health benefits.

During 2007 we opened a state-of-the-art employee fitness center at our corporate headquarters and organized fitness teams to create a friendly but competitive spirit toward good health and nutrition. We also introduced healthier food choices in our employee cafeteria and now subsidize the cost of better-for-you foods. Similar programs are in place at our regional offices as well.

We are reversing the national trend of rising health care costs through an innovative plan for our employees. The plan pays 100% of preventive care, rewards healthy behavior and allows employees to take more control of their health care decisions. Through prevention and behavior incentives, we are using market mechanisms to provide participating employees with a better, more comprehensive plan that has significantly lower out-of-pocket costs. More than 70% of eligible non-union employees enrolled in the plan for 2007. Working with organized labor, we are introducing similar plans to our unionized workforce.

**Advancing Healthcare Reform**

Under Safeway CEO Steve Burd's leadership, we are actively engaged in helping to solve the U.S. health care crisis through market-based solutions. In 2007 Mr. Burd founded and chaired the Coalition to Advance Healthcare Reform (CAHR), which comprises more than 50 major employers and business leaders committed to enacting health care legislation to revamp our nation's health care system. CAHR's goal is simple: To build a stronger, healthier America by moving meaningful health care reform forward.

Coalition members are united behind five core principles designed to guide and shape federal and state policies. CAHR believes the foundation of any reform must be based on the following: a market-based system; universal coverage with individual responsibility; financial assistance for low-income individuals; incentives for healthier behavior; and equal tax treatment.




Our goal is to
eliminate, reduce or
control the hazards
within our operations.

# Preventing accidents and injuries

## WORKPLACE SAFETY

**Preventing accidents from happening to employees and customers is one of our greatest responsibilities. In our stores and support facilities, safety takes precedence over any kind of shortcut. We go to extreme lengths to reduce the possibility of injuries, maintaining a strong safety program and promoting a high level of safety awareness.**

### Occupational Safety and Health Administration (OSHA) Compliance

The company's Corporate Loss Control and Safety Department manages workplace safety and OSHA compliance. In addition to regional safety managers and support staff, Corporate Loss Control uses outside resources to provide technical expertise, audits and oversight. Our goal is to eliminate, reduce or control the hazards within our operations and, ultimately, to decrease the possibility of loss and financial liability and increase OSHA compliance. We accomplish this by identifying our exposure to loss, implementing best practices and monitoring the results.

### Identifying Our Exposure

Together with our Workers' Compensation and Casualty Claims departments, Corporate Loss Control reviews potential exposure to hazards using a variety of identification tools. These tools include frequency and trending reports, meetings and conference calls, audit summaries and safety inspection records. Today more than 50 safety team members (Safety Champions) throughout the company implement prevention methodologies in areas ranging from equipment design to store merchandising.

### Implementing Best Practices

Every program and process developed for our retail, distribution and supply operations includes elements of safety and reflects ways to prevent injuries and property loss through training and education. Each facility's safety committee is responsible for working with management to review these safety issues and support the education process.

### Monitoring Results

In order to evaluate and act on potential exposure, corporate and division loss control teams review documentation that highlights hazards, perform audits, conduct accident investigations, assist in liability claims, review action plans, and monitor frequency and trending reports.

### Property Loss Control

Employees at all stores and support facilities perform regular inspections. They cover a wide range of regulatory compliance issues, including OSHA education and training requirements as they relate to fire/life safety and emergency response/evacuation. Our regional Property Loss Control Managers work with outside consultants, who provide periodic inspections at our retail locations and annual risk assessment inspections at our non-retail locations. In addition to conducting risk assessments, consultants inspect hot water and steam boilers, compressor air tanks and other pressurized containers.

As a result of these company-wide safety initiatives, Safeway continues to make progress eliminating accidents and injuries to our customers and employees.



# Providing safe, wholesome foods

## FOOD SAFETY AND QUALITY ASSURANCE

**We realize consumers are concerned about food safety. They want to be sure the food products they buy in our stores are wholesome and unadulterated, and are produced, stored and transported under strict controls. Anything less is unacceptable – to our customers and to us.**

### Food Safety and Sanitation

Food safety is a top priority at Safeway. We have invested significant resources to ensure that we provide our customers with safe, wholesome food products, especially the perishable items produced in our stores. All employees working in our produce, meat and seafood, deli/food service and bakery departments receive extensive food safety training upon hiring and on an ongoing basis thereafter.

In these "fresh" departments, all food contact surfaces are cleaned and sanitized on a daily basis or more frequently as needed. Certified staff specialists periodically audit every store to review food safety and sanitation programs and to inspect associated compliance documents. To supplement their efforts, third-party auditors inspect all stores once a month. Each year, more than 20,000 food safety and sanitation audits are conducted at our stores in the U.S. and Canada.

Reflective of the reputation of Safeway in the industry, our employees play leadership roles in several trade associations and work with federal, state or provincial and local regulatory agencies to continuously improve food handling and preparation practices.

**Product Labeling**

With respect to product labeling, we strive for full disclosure – precise, accurate declarations – on all items we manufacture or process ourselves. In addition, we require outside food manufacturers that produce our private-label products to certify that their ingredients come from reputable sources and that they comply with all applicable food safety and labeling regulations. In both cases, we require our suppliers to identify all ingredients used in our food products as well as the suppliers of these ingredients. In many instances, we bring in third-party experts to audit our processes and facilities and to analyze our products. We ask our private-label suppliers to engage in the same review process and to make the results available to us.

As for organically grown foods, including those sold under our O Organics™ label, all such products we sell are certified by a third party to have passed USDA standards for organic farming, processing and handling.

**Quality Assurance and Consumer Protection**

To maintain our leadership position in delivering superior quality products that are safe for our customers, we have unified all quality assurance and consumer protection operations under a single mast.

Pooling the collective knowledge and experience of the quality assurance teams in our perishables and manufacturing operations, we have developed enhanced, industry-leading product specifications. Approximately 95% of our produce specifications are higher than USDA requirements. We also have developed comprehensive QA standards and procedures as well as a unique, Web-based vendor evaluation system. To ensure consistency across the company, we communicate our quality expectations throughout the industry for items we carry. Prospective suppliers must sign an agreement that includes a product testing requirement. As a further check for our produce, we have field inspectors in the principal growing regions of the U.S and Canada. In 2007 alone, we completed more than 29,000 field inspections.

At Safeway, quality assurance is not about rejecting products. It's about collaborating with our suppliers to improve their products so we can have the highest quality in the industry. Using a sophisticated measurement system with real-time data and digital images, our inspectors can show growers and shippers their products' current quality status at each link of the supply chain. The system also enables suppliers to benchmark themselves against all other Safeway suppliers, encouraging each of them to strive for best-in-class quality. As part of this ongoing process, Safeway produce is inspected at least five times from the field to our shelves. It's also unconditionally guaranteed. If for any reason a customer is dissatisfied with a purchase, we will gladly replace the item and give a full refund.

Our consumer protection team is responsible for assuring that the products we offer to our customers are safe, wholesome, accurately measured, properly labeled and correctly priced. They work closely with our suppliers and with government regulatory agencies to stay abreast of emerging consumer trends and concerns, and to respond quickly when product recalls occur.



# Treating livestock humanely

## ANIMAL WELFARE

**Safeway is an industry leader in animal welfare. Working with food producers and processors, as well as independent animal welfare experts, we have developed a set of scientifically valid best practices to help ensure that farm animals are treated humanely at every step of the production process.**

We believe animals should be raised, transported and processed using procedures that are clean, safe and free from cruelty, abuse or neglect. All Safeway meat, poultry, pork, egg, dairy and seafood suppliers are required to comply with our animal treatment standards. This applies to processors of both national brand and Safeway brand products. Our private-label processors also must demonstrate that their raw materials suppliers conform to our standards. Compliance is monitored by a rotating team of internal and third-party auditors, and audit results are reviewed by our Animal Welfare Advisory Council and with our suppliers.

Since 2001 we have maintained an ongoing relationship with respected animal welfare experts. In 2005 we established a more formal Animal Welfare Advisory Council, composed of Safeway staff specialists and independent experts, including three college professors with doctoral degrees in animal science and related fields. The council's broad mandate is to provide guidance and counsel to the company on matters relating to the humane treatment of animals in the food production system.

The following are policies we adopted recently to help ensure animal welfare:

- We now give buying preference to poultry suppliers that use, or agree to switch to, controlled atmosphere stunning (CAS), a more humane processing method than conventional methods. Prior to this change, we had been buying some processed poultry products from manufacturers that use CAS, and we will continue to do so.
- We now give buying preference to pork producers that are phasing out gestation stalls used to confine sows. Moreover, we have pledged to incrementally increase our purchases from these suppliers.
- We are significantly increasing our assortment of cage-free eggs, adding 12 regional and national brands in our stores across the U.S. and Canada. During 2007 we launched our own private-label cage-free eggs under the Lucerne brand. In addition, we are giving buying preference to egg producers that are phasing out battery-cage confinement systems for laying hens. Our cage-free egg volume already is among the highest in the supermarket industry, and we have committed to double that volume over the next two years.

We also were the first U.S. grocer to guarantee that all national brands of canned tuna, as well as our own brands, are caught through methods that do not harm or kill dolphins. In addition, none of our private-label health and beauty care products have been tested on animals.

## Doing business responsibly isn't just an obligation, **it's an opportunity.**

As the neighborhood grocery store for millions of consumers, we have the opportunity to become involved and help build stronger, healthier communities. We take pride in embracing our social responsibilities and our continuing efforts to be a good corporate citizen.


We believe animals should be raised, transported and processed using
procedures that are clean, safe and free from cruelty, abuse or neglect.


SAFEWAY


FSC
Mixed Sources

# EXHIBIT C

From: Laura Donald
Sent: Wednesday, December 17, 2008 10:54 AM
To: Patrick Doherty
Cc: Bob Gordon (PLE Legal)
Subject: Safeway Stockholder Proposal - Sustainability Report

Patrick:

Per your request to Bob Gordon, below is a link to Safeway's 2007 Corporate Social Responsibility report which is posted on Safeway's website at www.safeway.com/investor_relations (under the Corp. Social Responsibility tab on the left side). The report was published in April 2008 and will be updated in spring 2009.

Shortcut to:
http://media.corporate-ir.net/media_files/irol/64/64607/Corp_Social07.pdf

We also have the CSR report available in print, and I would be happy to send you the hard copy overnight if that would be helpful.

The spring 2009 update to the CSR report is still in the planning stages, but based on preliminary feedback we expect the next version of the report to reflect the following changes:

-- The updated CSR report will be integrated with Safeway's separate environmental activities report (also available on our website) and possibly also with Safeway's separate charitable giving report.

-- The updated CSR report will likely include a new piece on seafood sustainability.

-- The updated CSR report will likely include a new piece on locally grown produce.

-- The updated CSR report will include Safeway's recently adopted policy to ban BPA in packaging.

-- The updated CSR report will likely include information about several of Safeway's new "green" initiatives.

Also attached are copies of the early 2008 email correspondence from Bob Gordon regarding the stockholder proposal for Safeway's 2008 annual meeting of stockholders that the City of New York Office of the Comptroller submitted and subsequently withdrew. Your fax to Bob Gordon dated February 12, 2008 confirming withdrawal of the proposal is attached for your reference.

We would appreciate hearing from you regarding the current proposal by Friday, December 26. Our deadline for seeking no action relief from the SEC regarding this proposal is in early January.

Regards,

Laura Donald

Laura A. Donald
Senior Corporate Counsel
Safeway Inc. | Legal Division
5918 Stoneridge Mall Road | Pleasanton, CA 94588-3229

**From:** Robert Gordon [Robert.Gordon@safeway.com]
**Sent:** Friday, January 18, 2008 9:29 AM
**To:** pdohert@comptroller.nyc.gov
**Subject:** Safeway - Sustainability Definition

**Attachments:** CRR - Sustainability.doc



CRR - stainability.doc (26 I

Pat,

Here is the definition of "sustainability" that we plan to use in the Corporate Sustainability Report.

--Bob


Robert A. Gordon

Senior Vice President & General Counsel

Safeway Inc.

5918 Stoneridge Mall Road

Pleasanton, CA 94588

robert.gordon@safeway.com

## Sustainability

Safeway defines "sustainability" as integrating social, environmental and global economic concerns into its business operations and interactions with its stakeholders to maintain the trust and confidence of its stakeholders, employees, customers and suppliers, governments and non-governmental organizations, as well as the communities in which it operates.

| | |
|---|---|
| **From:** | Robert Gordon [Robert.Gordon@safeway.com] |
| **Sent:** | Friday, January 18, 2008 10:31 AM |
| **To:** | pdohert@comptroller.nyc.gov |
| **Subject:** | Safeway - Corporate Social Responsibility Report |
| **Attachments:** | CRR - Full Document.doc |


CRR - Full
xcument.doc (107 K

Patrick,

I am attaching an electronic copy of our DRAFT corporate social responsibility report. As we discussed on the phone, I am providing you with this soft copy with the understanding that it will not be transmitted to the public or otherwise made public. You indicated that you want to transmit a copy of the draft to your outside consultant, and I was fine with that, so long as the outside consultant was aware of the constraints on distribution. You said the consultant would be.

Please let me know if I can be of further assistance to you.

--Bob

Robert A. Gordon

Senior Vice President & General Counsel

Safeway Inc.

# OUR VALUES AT WORK
## *Corporate Social Responsibility Report*

### Table of Contents

## Sustainability

Safeway defines "sustainability" as integrating social, environmental and global economic concerns into its business operations and interactions with its stakeholders to maintain the trust and confidence of its stakeholders, employees, customers and suppliers, governments and non-governmental organizations, as well as the communities in which it operates.

# Becoming a Good Corporate Citizen
## CEO's Introduction

***Business can be a powerful agent of social change. Some observers argue that the primary obligation of a publicly-traded company is to keep its operations fiscally sound, because profitability is essential to the enterprise's survival and future success. At Safeway we certainly recognize that our owners expect and deserve an excellent return on their investment, and we work hard to deliver it. At the same time, we realize that enhancing shareholder value entails much more than maintaining a strong income statement and balance sheet. To succeed in the marketplace and in the court of public opinion, we must earn the confidence of all our stakeholders.***

In planning and executing our business strategy, we strive to align social and environmental goals with financial objectives. To the extent we succeed in merging these elements while practicing our core values, we will continue to enhance a priceless asset – Safeway's reputation as a good corporate citizen.

Balancing the diverse, sometimes conflicting needs of our many stakeholders is an ongoing challenge, one we gladly accept. In order to grow our business and become a market leader, we must continuously be mindful of our obligations to our shareholders, customers, employees, suppliers and the communities we serve. Each of these constituent groups has unique needs and, as noted on the following pages, we do our best to respond to all of them.

Doing business responsibly isn't just an obligation, it's an opportunity. A company that embraces its social and environmental responsibilities earns the trust of its stakeholders. When we take care of our shareholders, customers and employees, when we give back to the communities we serve, and when we do our part to protect the environment, we enhance our reputation and build equity in our brand.

While we are proud of our ongoing efforts to be a good corporate citizen, we have no illusions of resting on our laurels. We can and will do more.

Steven A. Burd
Chairman, President and CEO

# Walking the Talk
## Business Ethics

***Safeway has an excellent reputation for integrity, honesty and fair play – a reputation we've built over 82 years of doing business. If we are to continue earning the respect and trust of our customers, co-workers and business partners, it's imperative that we maintain and always abide by exemplary standards of conduct in every aspect of our business. Above all, we must act on our beliefs to set a good example for others to follow. When it comes to business ethics, others judge us not by what we know but by what we do.***

At Safeway, we believe integrating our values with our work is good corporate citizenship and good business. To reinforce our commitment to conducting business with the highest ethical and legal standards, each year we reissue our *Code of Business Conduct.* The code sets forth guidelines to be followed at all levels of the company by our directors, officers and employees. As part of this process, our people must affirm that they are aware of no relationships or circumstances that place their personal interests or those of their immediate family in conflict or apparent conflict with the best interests of Safeway. If they have questions or concerns about possible conflicts, they must explain them and agree to abide by the company's ruling.

We also provide mechanisms to report unethical conduct and to foster a culture of honesty and accountability. If employees believe a co-worker, supervisor or executive may be violating our standards, they may contact their immediate supervisor or, if necessary, escalate their concerns to senior management. In addition, we maintain a confidential, toll-free hotline available 24 hours a day, through which employees can report apparent violations anonymously and without fear of reprisal. We have a separate toll-free line to report complaints relating to accounting, internal controls, auditing matters and other deceptive financial practices directly to the Audit Committee of our board of directors.

Our *Code of Business Conduct,* which is available on the company's Web site at *www.safeway.com/investor_relations*, spells out the rules we must abide by. Most of them are based on common sense and decency. We know we will never go wrong if we simply resolve to settle for nothing less than complete fairness and honesty in all our business dealings.

# Providing Strong Board Oversight
## Corporate Governance

***We are convinced that excellence in corporate governance and superior financial performance go hand in hand. The following best practices adopted by our board of directors in recent years are just a few examples of Safeway's commitment to sound corporate governance:***

- ***Annual election of directors;***
- ***Majority voting policy for the election of directors;***
- ***Comprehensive nomination procedures and qualifications criteria for director candidates;***
- ***Allowing stockholders to vote on stockholder rights plans: and***
- ***Facilitating stockholder communications with the board.***

***As best practices evolve, we will continue to make proactive changes that we believe can enhance shareholder value.***

Safeway's board of directors currently comprises nine members, eight of whom are independent under standards established by the New York Stock Exchange (NYSE) and our own independence standards, which go beyond the NYSE's standards. The only non-independent director, and sole employee member of the board, is our Chief Executive Officer, who serves as its Chairman.

The board has adopted a set of corporate governance guidelines to assist in the exercise of its responsibilities to serve the best interests of the company and its stockholders. The guidelines address such matters as:

- Director qualification standards;
- Director independence;
- Duties of the Lead Independent Director;
- Size of the board;
- Selection of new directors;
- Sessions of non-management directors;
- Director compensation;
- Board access to senior management and independent advisors;
- Stock ownership guidelines; and
- The annual self-evaluation process.

The full set of guidelines can be viewed online at *www.safeway.com/investor_relations.*

Among its numerous responsibilities in supervising and directing Safeway management, the board and its committees:

- Oversee the conduct of the company's business to ascertain it is being managed properly;
- Review and approve the company's major financial objectives, plans and actions;
- Evaluate the performance of the Chief Executive Officer and other executive officers; and
- Ensure that the company's business is conducted with the highest ethical and legal standards.

The board has designated the company's general counsel as Chief Governance Officer to assist in implementing its corporate governance guidelines.

# Giving Back
## Community Involvement

***At Safeway we take pride in being the neighborhood grocery store for millions of North Americans. We believe this important role carries with it a responsibility to become involved and to help build better, stronger communities. Much of that work is performed by The Safeway Foundation, formed in 2001 as a way to make the most of the generous charitable contributions from our employees, customers and suppliers.***

Through the foundation, we support a broad range of charitable and community programs. Last year's donations exceeded $172 million, equivalent to __% of our 2007 net income. The primary beneficiaries of our giving are organizations that provide assistance in five areas of need: cancer research and awareness, people with disabilities, education, hunger relief and disaster assistance.

**Cancer Research and Awareness**

Since its inception, The Safeway Foundation has raised more than $69 million for breast cancer and prostate cancer causes. Through various initiatives, in partnership with leading medical centers, we are dedicating tens of millions of dollars each year toward critical research that will find a cure for these devastating diseases within our lifetime.

*Breast Cancer Research and Awareness Programs*

Over the past seven years, we have raised more than $40 million – almost $17 million in 2007 alone – for medical research to improve detection and treatment of breast cancer, which affects one of every six women. The funds we raised last year were distributed to more than a dozen of the leading, most innovative research institutions in North America, including the Fred Hutchinson Cancer Center in Seattle, the Kimmel Cancer Center at Johns Hopkins University in Baltimore, the Carol Franc Buck Breast Cancer Center at the University of California, San Francisco and the Revlon Women's Cancer Research Program at UCLA.

In addition to collecting checkstand donations, we plan contests, special product sales and other fundraising events. Each year in October, as part of a month-long, multimedia public service campaign reaching millions of women, we team up with Grammy- and Oscar-winning singer and songwriter Melissa Etheridge, a breast cancer survivor, to communicate the importance of early detection through self examinations and annual mammograms. Across our operating areas, we also sponsor 10 events in the Susan G. Komen Race for the Cure series. In addition, we fund mobile mammography screening units that bring free or low-cost digital mammograms to women in rural and low-income neighborhoods in five states.

*Prostate Cancer Foundation*

In June of each year we partner with the Prostate Cancer Foundation (PCF), the world's largest philanthropic source of support for prostate cancer research. Funds raised by Safeway support a broad range of cancer research projects at leading research and medical institutions. Since we began our PCF fundraising campaign seven years ago, we have raised $28.5 million, including $10.7 million in 2007, making us the largest corporate donor for prostate cancer research and treatment.

In 2006 PCF and Safeway launched a jointly-sponsored career development program, which supports pioneering cancer research projects directed by young scientists. The program also enables them to establish careers in prostate cancer research. During 2007, with a $3 million donation from The Safeway Foundation and matching funds from PCF, we also helped launch an innovative research initiative to explore the role of targeted heat in prostate cancer therapy.

**People With Disabilities**

Twice each year Safeway rallies its employees and the communities they serve to raise money and awareness for organizations that aid people with disabilities. Last year we raised a combined $14.1 million for Easter Seals and the Muscular Dystrophy Association (MDA). Beginning in 2008, we will partner with a third organization that assists people with disabilities, Special Olympics.

*Easter Seals*

Since 1986 we have helped raise $80.5 million for Easter Seals, including $6.8 million in 2007. This support helps Easter Seals provide a range of vital services for people with disabilities, including medical rehabilitation, speech therapy, occupational therapy, job training, adult and child day services, and recreational activities. Easter Seals is also the largest provider of services and support for children and adults living with autism. With help from Safeway, Easter Seals and the Autism Society of America have created a partnership to improve access to and delivery of local autism services and treatments for autistic people throughout the country. More than 1.5 million Americans live with autism, the fastest-growing developmental disability in the world today.

*Muscular Dystrophy Association*

MDA is a national voluntary health agency dedicated to conquering more than 40 neuromuscular diseases that affect 1 million Americans of all ages. By collecting donations at checkstands, conducting individual store fundraising events and collaborating with our suppliers through the *Aisles of Smiles* program, we have raised more than $32 million for MDA since 2003, including $7.3 million in 2007.

**Education**

Last year we contributed $__ million for educational purposes through the eScrip rewards program. Since teaming up with eScrip in 2000, we have donated $___ million to local schools and youth groups throughout our operating areas. These funds are used for worthwhile classroom expenditures such as new computers, school supplies, art programs, curriculum enhancement, textbooks, music enrichment and open gymnasiums.

In 2005 we began partnering with 40 food manufacturers and suppliers to donate 10% of the sale price of 1,000 selected products to schools chosen by our customers. Donations from this program in 2007 exceeded $___ million.

As part of our ongoing commitment to education, we also support numerous school scholarship funds and youth development foundations, and we sponsor a broad range of after-school and physical education activities.

**Hunger Relief**

During 2007 we donated approximately $___ million worth of merchandise to food banks, soup kitchens and various hunger-relief programs, bringing our total food donations over the past decade to more than $1 billion.

Throughout our operating areas, we sponsor seasonal fundraising and food collection programs to assist regional hunger-relief agencies. Our holiday programs alone collect the equivalent of almost 2 million meals.

Safeway also is a leading supporter of America's Second Harvest, the nation's largest network of food banks. Collectively these facilities feed some 25 million people. In Canada as well, we provide financial and in-kind assistance to local food banks, soup kitchens and emergency shelters.

As a food retailer, hunger relief is a natural extension of our business and a good fit for our community outreach. The need is great. According to U.S. Department of Agriculture estimates, 35 million Americans – including 12 million children – live in households that are uncertain of having, or are unable to acquire, sufficient food to meet basic needs.

**Disaster Assistance**

During 2007 we donated $______ in cash and in-kind assistance to support communities struck by the devastating fires in the Lake Tahoe basin of Northern

California and along the coastal hills of Southern California. In recent years we have provided more than $8 million to support emergency relief and rebuilding efforts for disasters such as Hurricane Katrina on the Gulf Coast and the tsunami in South Asia.

In addition to the above activities, our employees donate countless hours of volunteer work to local efforts such as mentoring programs, food banks, schools and youth sports activities. We encourage and support these efforts through our Community Pride program, augmenting our employees' good work with financial contributions to the organizations and activities they support.

# Reducing Our Carbon Footprint
## Environmental Responsibility

***We recognize that the air, water, soil and vegetation in the communities we serve are vital resources and must be protected from harm. Consequently, it is Safeway's policy to:***

- ***Conduct our business and operate our facilities in an environmentally responsible manner;***
- ***Comply with all applicable environmental laws and regulations;***
- ***Minimize waste and reduce pollution sources in our stores and our manufacturing and distribution facilities where feasible;***
- ***Minimize our environmental liabilities when acquiring and disposing of properties; and***
- ***Assist our customers and vendors, when possible, in using sound environmental practices.***

***While our Environmental Affairs Department takes the lead in these endeavors, all Safeway employees are responsible for minimizing any negative environmental impacts of their jobs.***

**Recycling**

Safeway has been a leading proponent of environmental responsibility for almost 50 years. We began recycling corrugated cardboard in 1960, years before other grocers, and we helped pioneer aluminum recycling in our industry during the following decade. In the ensuing years, we have been in the forefront of efforts to recycle plastic bags and other materials, and to minimize waste and reduce pollution. Today our retail and support facilities participate in a comprehensive set of recycling programs and share best practices across the company. Through these programs in 2007, we diverted approximately 500,000 tons of waste from landfills to recycling centers and re-use programs. That's equivalent to filling six football fields stacked 35 feet high.

We also have created one of North America's largest, most successful composting programs for store produce trimmings and other food waste. In some areas we are able to divert more than 85% of our stores' solid waste from landfill disposal.

In our manufacturing plants, we are continuously looking for ways to reduce the amount of packaging and shipping materials used in Safeway-branded products. These efforts have led to lighter, thinner-walled containers and imaginative new shipping methods that require less material yet keep products secure through transit, store stocking and ultimate consumer use.

**Renewable Energy**

Demonstrating our commitment to addressing climate change, we were the first and only retailer to join both the Chicago Climate Exchange, the world's first and North America's only voluntary, legally-binding greenhouse gas (GHG) emissions reduction and trading system for emissions source and offset projects, and the California Climate Action Registry, that state's official GHG emission registry, to develop our emissions baseline. Our annual purchase of 87 million kilowatt-hours (kWh) of renewable energy under the Environmental Protection Agency's Green Power Partners program is enough to offset the electricity used by our 301 U.S. fuel stations, our headquarters complexes in Northern California, and all of our stores in San Francisco, California and Boulder, Colorado. That makes Safeway the nation's fifth largest retail purchaser of renewable energy, according to the EPA.

During 2007 we launched a new environmental initiative with a goal of powering 40 California stores with renewable solar energy. Currently we have more than two dozen renewable solar projects under development with a projected output of more than 7,500 megawatt hours of electricity per year, enough to provide approximately 20% of these stores' average annual power usage and up to 48% of peak power usage. Our existing solar projects are projected to remove 10.4 million pounds of carbon dioxide from the air annually, the equivalent of taking 1,000 cars off the road or planting 4,000 acres of pine forest.

**Energy Conservation and Efficiency**

In 2005 we began a companywide GHG Reduction and Sustainability Initiative that's having a positive impact on our business, the communities we serve and our employees. Results in 2007 surpassed our expectations. All told, the combined measures reduced our carbon dioxide ($CO_2$) emissions by more than 400,000 metric tons or 880 million pounds. That's equivalent to removing 86,000 cars from the road or planting 330,000 acres of pine forest. These reductions included approximately:

- ________ metric tons (___ million pounds) through strategic electricity purchases;
- ______ metric tons (___ million pounds) through the application of technology, process improvements and education at select retail and manufacturing facilities;

- ______ metric tons (___ million pounds) through renewable energy purchases; and
- ______ metric tons (___ million pounds) through a wide range of efficiency initiatives and advanced technologies with our trucking fleet.

We have achieved dramatic energy savings in our retail and manufacturing facilities by implementing several energy conservation programs. One of these, our Power to Save initiative, is an employee education program that helps workers understand how they can contribute to corporate energy efficiency goals that benefit the communities where they work and live. Through this program and related process improvements, we reduced energy consumption by more than 36 million kWh. By applying advanced technology to our lighting, refrigeration and energy management systems, we reduced energy use by another 88 million kWh – the amount used by more than 10,000 homes.

In 2006 we joined EPA's SmartWay Transport Partnership, a voluntary public/private alliance established to increase fuel efficiency while reducing GHG and other air pollutants. We enrolled our entire 900-truck transport fleet in the program. The technologies and initiatives implemented during 2007 alone saved more than 6.5 million gallons of diesel fuel and prevented approximately 145,000 pounds of $CO_2$ emissions. That's comparable to removing the emissions from more than 14,000 passenger cars for a year and equates to tens of millions of dollars in savings at the current rate for diesel fuel, enabling us to conserve scarce oil resources and reduce atmospheric pollution while enhancing the company's bottom line. We also recently converted our entire company-owned distribution truck fleet to run on cleaner-burning biodiesel fuel, reducing annual $CO_2$ emissions by an additional 75 million pounds.

**Sustainable Design and Construction**

We currently are pursuing certification under the Leadership in Energy and Environmental Design (LEED) Retail Portfolio Program administered by the U.S. Green Building Council. Upon certification at either the Gold or Platinum level, we plan to integrate LEED criteria into our standard design and construction practices for all stores and support facilities, including distribution centers, manufacturing plants and offices.

**Awards and Honors**

Our environmental efforts culminated in 2007 with Safeway's receipt of the California Governor's Environmental and Economic Leadership Award in the Climate Change category. The award, granted to a retailer for the first time, was in recognition of the comprehensive and growing results of our Greenhouse Gas Reduction and Sustainability Initiative.

Previously we earned the EPA Green Power Purchaser of the Year award in 2005, we have received Waste Reduction Award Program (WRAP) recognition from the California Integrated Waste Management Board for more than a decade, and we were the WRAP of the Year honoree in 2005. We also received the City of Pasadena Outstanding Recycler Award in 2007 and the City of San Diego Recycler of the Year Award in 2006.

# Rewarding Our Partners in Progress
## Employee Benefits and Development

***Transformation takes teamwork. We're fortunate to have some of the best trained, most knowledgeable workers in the supermarket industry. We think they're the friendliest, most helpful employees in the business as well. Our employees are as diverse as the communities we serve, and they're engaged in a multitude of functions. To attract and retain the best people, we encourage employees to manage their part of the business as if it were their own. This means creating an environment that makes their jobs challenging, rewarding and – above all – fun.***

**Overview**

At year-end 2007, we had approximately 200,000 full- and part-time employees, about 80% of whom are covered by collective bargaining agreements negotiated with union locals affiliated with one of 10 international unions. There are approximately 400 such agreements, typically having three-year terms with some running up to five years.

**Pay and Benefits**

We want our people to share in the success they help make possible. Whether they work in our stores, distribution centers, manufacturing plants or offices, Safeway employees receive some of the highest pay and best benefits in the supermarket industry.

Our unionized employees receive an extensive array of benefits negotiated through the collective bargaining process. Benefits typically include comprehensive health care coverage – medical, prescription drugs, dental and vision – and an excellent defined-benefit pension as well as life and disability insurance. Non-union employees have comparable coverage. Eligible employees can also participate in a 401(k) plan and some have the opportunity to earn bonuses and stock options.

During the past two years, Safeway has been a leading proponent of health care reform at both the federal and state levels. In 2006 we introduced to our non-union workforce a new, comprehensive health care plan that covers 100% of preventive care and offers financial incentives for healthy behavior. As participating employees have become better informed and taken more control of their health care decisions, they have seen a significant decrease in their out-of-pocket costs. During recent labor contract negotiations with the United Food and Commercial Workers Union, similar plans were adopted for unionized employees in some of our retail divisions. We continue to make such plans available to our union employees in other regions as their contracts expire.

### Stock Ownership

A payroll deduction plan allows employees at all levels of the company to buy Safeway common stock commission-free. In addition, our 401(k) plan provides eligible employees an option to invest self-directed retirement funds in Safeway stock.

### Incentive Programs

Our bonus plans extend to more than 19,000 employees from in-store department manager to senior management. The stock option program is available to a subset of bonus-eligible employees from store manager to senior management.

### Learning and Development

We offer an extensive curriculum of skills, technical and management training programs. Consistent with our belief that everyone can excel at their jobs and contribute to the company's success, training begins when employees join the company and continues throughout their careers.

Several innovative programs are available. Each is designed to enhance employees' performance and career advancement potential while achieving business goals. The management track includes comprehensive training with multiple modules and learning methods for three key retail positions: department manager, person-in-charge and store manager. Opportunities bound for fulfilling, financially rewarding careers in retail operations, real estate, construction, supply chain, finance, information systems, marketing and human resources, to name just a few.

Safeway takes pride in its commitment to innovative workplace learning and development. In recognition of that commitment, we received a Maximizing People Award from the Food Marketing Institute, the supermarket industry's trade association, for our retail management training programs.

### Engagement

Through a continuous series of informational meetings, satellite broadcasts, videos and newsletters, we strive to keep employees abreast of the company's progress and inform them of key business issues affecting Safeway and its stakeholders. In the process, we try to align employee interests with company goals, so our people see how they can contribute to the success of the enterprise. In addition, we conduct periodic internal surveys to assess job satisfaction and solicit feedback on ways to make working at Safeway more satisfying and enjoyable. We're convinced that engaged employees are happier, more productive workers.

**Support of Military Reservists**

Safeway voluntarily covers the pay differential and continues health care coverage for employees in the military reserve and National Guard who are called to active duty. We do so for the entire term of their deployment.

# Casting a Wider Net
## Diversity and Equal Opportunity

***Safeway recognizes the value and worth of each employee, regardless of race, creed, color, sex, age, religion, national origin, sexual orientation, gender identity or whether that person has a disability. We also strive to provide working conditions and a work climate that protect both the physical and psychological well-being of employees. Our goal is to foster an environment free of discrimination, harassment and unequal treatment – a workplace in which all employees may develop their talents to the fullest.***

**Embracing Diversity**

We strive to maintain a balanced workforce that reflects the diversity of our customers and the communities in which they live. As part of our ongoing efforts to be an employer of choice in recruitment and retention, we try to create an environment where all employees feel valued and respected for their differences. By embracing diversity, we believe we gain a competitive advantage in serving our customers and attracting capable new employees.

As part of our enterprise-wide Diversity Initiative, we have established a Diversity Advisory Board in every division composed of representatives from across the operating and support areas. One of the board's principal goals is to integrate diversity management skills into our business objectives and corporate culture. In 2006, for the fourth consecutive year, a leading business magazine recognized our Diversity Initiative by including Safeway on its list of America's 50 Best Companies for Minorities. The same publication also listed us as one of the Leading Companies for a Diverse Workforce. In addition, we won the prestigious Catalyst Award in 2006 for our efforts to enhance women's career development and advancement, and in 2007 we were listed as one of the Top 60 Companies for Diversity Employment Policies in *Hispanic* Magazine's Annual Diversity Report.

Consistent with our philosophy of inclusion, we have established network groups for women, African-Americans, Asians and Hispanics as well as a gay, lesbian, bisexual and transgender alliance. The groups provide networking, leadership and mentoring opportunities that encourage personal, professional and organizational growth. Group members also advise and support management in becoming the employer of choice in recruitment, development and deployment of a talented, diverse workforce.

**Promoting Supplier Diversity**

Through our Supplier Diversity Program, we encourage minority- and women-owned businesses to present their goods or services to Safeway for consideration. The program's mission is to promote supplier participation reflective of the diverse communities in which we do business, while encouraging economic development. Potential suppliers are guided through the rigorous evaluation and presentation processes by a designated diversity contact person and the appropriate category manager. Many of these entrepreneurs whose product or service was accepted at Safeway have significantly expanded their businesses through our vast distribution network.

**Supporting People with Disabilities**

Safeway has received numerous awards and recognition from community organizations and government agencies for our commitment to hire people with disabilities. In 2007, for example, we were honored by the Council of State Administrators of Vocational Rehabilitation at a ceremony in Washington, D.C. We employ nearly 10,000 people with disabilities in our stores and support facilities across the U.S. and Canada. Our support of such workers reflects our longstanding affiliation with Easter Seals and the Muscular Dystrophy Association. Over the past 21 years, we have raised almost $100 million for these two organizations.

**Providing Equal Opportunity**

Every Safeway employee is entitled to an equal chance to succeed without regard to the non-job-related factors noted at the top of the preceding page. We have zero tolerance for all forms of discrimination, harassment and unequal treatment, including derogatory or demeaning comments, jokes or actions.

# Thinking, Acting and Feeling Healthy
## Health and Wellness

***With* Ingredients for life *as the company's brand positioning statement, well-being is a key plank of our marketing platform. By delivering an integrated, consistent health and wellness experience, we're helping our customers and employees enjoy healthier lifestyles, while making Safeway a health and wellness destination.***

**Customers**

To help meet our customers' health and wellness needs, we have:

- Introduced *O* Organics, a line of 325 USDA-certified organic products in more than 30 categories;

- Established health and wellness programs through our partnership with Dean Ornish, M.D., one of America's leading authorities on nutrition and wellness. Under his guidance, we have developed *Good to Know*, a comprehensive educational program that includes a nutritional guide, pamphlets on various health and wellness topics, and in-store point-of-sale signs featuring nutritional information to help customers make informed decisions about their food choices;

- Launched FoodFlex, an opt-in online nutrition tool available exclusively to our club cardholders. Developed by Safeway, FoodFlex allows households to quickly and easily view their grocery purchases, benchmark their performance against USDA guidelines, identify food alternatives and create a personalized shopping list to achieve nutritional goals; and

- Developed *Eating Right*, our new product line that offers health- and diet-driven consumers a unique proposition: food that's better for you and great tasting. *Eating Right*'s distinctive, color-coded icon system highlights key dietary and nutritional information.

Increasingly today, our customers are seeking more control of their health and self-treatment for illness and disease prevention, for themselves and their families. We're responding to their needs on our Wellness Center Web site (http://shop.safeway.com) and in our stores, where shoppers can get health and wellness information from our staff of friendly, knowledgeable pharmacists. In addition to dispensing prescribed medications, they serve as "health coaches" – offering professional advice on over-the-counter remedies, providing routine disease screening and administering vaccinations.

**Employees**

We're also committed to helping our employees and their families make smarter healthcare decisions at a lower cost, while enjoying healthier lives. To help them accomplish this goal, we provide the tools they need, including a Health and Wellness Web site. The site provides access to a variety of resources focused on personal and family health ranging from basic information to specific contacts to help with individual needs. It also provides information about dietary and nutritional planning, getting and staying fit, disease management and Safeway health benefits.

During 2007 we opened a state-of-the-art employee fitness center at our corporate headquarters and organized fitness teams to create a friendly but competitive spirit about good health and nutrition. We also introduced healthier food choices in our employee cafeteria and now subsidize the cost of better-for-you foods. Similar programs are in place at our regional offices as well.

We are reversing the national trend of rising healthcare costs through an innovative plan for our employees. The plan pays 100% of preventive care, rewards healthy behavior and allows employees to take more control of their healthcare decisions. Through prevention and behavior incentives, we are using market mechanisms to provide participating employees with a better, more comprehensive plan that has significantly lower out-of-pocket costs. More than 70% of eligible non-union employees enrolled in the plan for 2007. Working with organized labor, we are introducing similar plans to our unionized workforce.

**Advancing Healthcare Reform**

Under Safeway CEO Steve Burd's leadership, we are actively engaged in helping to solve the U.S. healthcare crisis through market-based solutions. In 2007 Mr. Burd founded and chaired the Coalition to Advance Healthcare Reform (CAHR), which comprises more than 50 major employers and business leaders committed to enacting healthcare legislation to fix our nation's broken healthcare system. CAHR's goal is simple: To build a stronger, healthier America by moving meaningful healthcare reform forward.

Coalition members are united behind five core principles designed to guide and shape federal and state policies. CAHR believes the foundation of any reform must be based on the following: a market-based system; universal coverage with individual responsibility; financial assistance for low-income individuals; incentives for healthier behavior; and equal tax treatment.

# Providing Safe, Wholesome Foods
## Food Safety and Quality Assurance

***We realize consumers are concerned about food safety. They want to be sure the food products they buy in our stores are wholesome and unadulterated, and are produced, stored and transported under strict controls. Anything less is unacceptable – to our customers and to us.***

### Food Safety and Sanitation

Food safety is a top priority at Safeway. We have invested significant resources to ensure that we provide our customers with safe, wholesome food products, especially the perishable items produced in our stores. All employees working in our produce, meat and seafood, deli/food service and bakery departments receive extensive food safety training upon hiring and on ongoing basis thereafter.

In these "fresh" departments, all food contact surfaces are cleaned and sanitized on a daily basis or more frequently as needed. Certified staff specialists periodically audit every store to review food safety and sanitation programs and to inspect associated compliance documents. To supplement their efforts, third-party auditors inspect all stores once a month. Each year, more than 20,000 food safety and sanitation audits are conducted at our 1,740 stores in the U.S. and Canada.

Reflective of Safeway's reputation in the industry, our employees play leadership roles in several trade associations and work with federal, state or provincial and local regulatory agencies to continuously improve food handling and preparation practices.

### Product Labeling

With respect to product labeling, we strive for full disclosure – precise, accurate declarations – on all items we manufacture or process ourselves. In addition, we require outside food manufacturers that produce our private-label products to certify that their ingredients come from reputable sources and that they comply with all applicable food safety and labeling regulations. In both cases, we require our suppliers to identify all ingredients used in our food products as well as the suppliers of these ingredients. In many instances, we bring in third-party experts to audit our processes and facilities, and to analyze our products. We ask our private-label suppliers to engage in the same review process and to make the results available to us.

As for organically grown foods, including those sold under our *O* Organics label, all such products we sell are certified by a third party to have passed USDA standards for organic farming, processing and handling.

**Quality Assurance and Consumer Protection**

To maintain our leadership position in delivering superior quality products that are safe for our customers, we have unified all quality assurance and consumer protection operations under a single mast.

Pooling the collective knowledge and experience of the quality assurance teams in our perishables and manufacturing operations, we have developed enhanced, industry-leading product specifications. Approximately 95% of our produce specifications are higher than USDA requirements. We also have developed comprehensive QA standards and procedures as well as a unique, Web-based vendor evaluation system. To ensure consistency across the company, we communicate our quality expectations throughout the industry for items we carry. Prospective suppliers must sign an agreement that includes a product testing requirement. As a further check for our produce, we have field inspectors in the principal growing regions of the U.S and Canada. In 2007 alone, we completed more than 23,500 field inspections.

At Safeway, quality assurance is not about rejecting products. It's about collaborating with our suppliers to improve their products so we can have the highest quality in the industry. Using a sophisticated measurement system with real-time data and digital images, our inspectors can show growers and shippers their products' current quality status at each link of the supply chain. The system also enables suppliers to benchmark themselves against all other Safeway suppliers, encouraging each of them to strive for best-in-class quality. As part of this ongoing process, Safeway produce is inspected at least five times from the field to our shelves. Like all of our perishables, it's also unconditionally guaranteed. If for any reason a customer is dissatisfied with a purchase, we will gladly replace the item and give a full refund.

Our consumer protection team is responsible for assuring that the products we offer to our customers are safe, wholesome, accurately measured, properly labeled and correctly priced. They work closely with our suppliers and with government regulatory agencies to stay abreast of emerging consumer trends and concerns, and to respond quickly when product recalls occur.

# Preventing Accidents and Injuries
## Workplace Safety

***Preventing accidents to employees and customers is one of our greatest responsibilities. In our stores and support facilities, safety takes precedence over any kind of shortcut. We go to extreme lengths to reduce the possibility of injuries, maintaining a strong safety program and promoting a high level of safety awareness.***

**Occupational Safety and Health Administration (OSHA) Compliance**

The company's Corporate Loss Control and Safety Department manages workplace safety and OSHA compliance. In addition to regional safety managers and support staff, Corporate Loss Control uses outside resources to provide technical expertise, audits and oversight. Our goal is to eliminate, reduce or control the hazards within our operations and, ultimately, to *decrease* the possibility of loss and financial liability and *increase* OSHA compliance. We accomplish this by identifying our exposure to loss, implementing best practices and monitoring the results.

*Identifying Our Exposure*

Together with our Workers' Compensation and Casualty Claims departments, Corporate Loss Control reviews potential exposure to hazards using a variety of identification tools. These tools include frequency and trending reports, meetings and conference calls, audit summaries and safety inspection records. Today more than 50 safety team members (Safety Champions) throughout the company implement prevention methodologies in areas ranging from equipment design to store merchandising.

*Implementing Best Practices*

Every program and process developed for our retail, distribution and supply operations includes elements of safety and reflects ways to prevent injuries and property loss through training and education. Each facility's safety committee is responsible for working with management to review these safety issues and support the education process.

*Monitoring Results*

In order to evaluate and act on potential exposure, corporate and division loss control teams review documentation that highlights hazards, perform audits, conduct accident investigations, assist in liability claims, review action plans, and monitor frequency and trending reports.

**Property Loss Control**

Employees at all stores and support facilities perform quarterly inspections. They cover a wide range of regulatory compliance issues, including OSHA education and training requirements as they relate to fire/life safety and emergency response/evacuation. Our regional Property Loss Control Managers work with outside consultants, who provide periodic inspections at our retail locations and annual risk assessment inspections at our non-retail locations. In addition to conducting risk assessments, consultants inspect hot water and steam boilers, compressor air tanks and other pressurized containers.

As a result of these company-wide safety initiatives, Safeway continues to make progress eliminating accidents and injuries to our customers and employees.

# Treating Livestock Humanely
## Animal Welfare

***Safeway is an industry leader in animal welfare. Working with food producers and processors, as well as independent animal welfare experts, we have developed a set of scientifically-valid best practices to help ensure that farm animals are treated humanely at every step of the production process.***

We believe animals should be raised, transported and processed using procedures that are clean, safe and free from cruelty, abuse or neglect. All Safeway meat, poultry, pork, egg, dairy and seafood suppliers are required to comply with our animal treatment standards. This applies to processors of both national brand and Safeway brand products. Our private-label processors also must demonstrate that their raw materials suppliers conform to our standards. Compliance is monitored by a rotating team of internal and third-party auditors, and audit results are reviewed by our Animal Welfare Advisory Council and with our suppliers.

Since 2001 we have maintained an ongoing relationship with respected animal welfare experts. In 2005 we established a more formal Animal Welfare Advisory Council, composed of Safeway staff specialists and independent experts, including three college professors with doctoral degrees in animal science and related fields. The council's broad mandate is to provide guidance and counsel to the company on matters relating to the humane treatment of animals in the food production system.

We also were the first U.S. grocer to guarantee that all national brands of canned tuna, as well as our own brands, are caught through methods that do not harm or kill dolphins. In addition, none of our private-label health and beauty care products have been tested on animals.

**From:** Robert Gordon [Robert.Gordon@safeway.com]
**Sent:** Friday, February 15, 2008 2:26 PM
**To:** pdohert@comptroller.nyc.gov
**Subject:** Safeway - Sustainability Proposal

Patrick,

Thank you for withdrawing your shareholder proposal. I appreciated the chance to work with you. If you still plan on attending our shareholder meeting, be sure to seek me out so that we can say hello.

Thank you for your interest in Safeway.

-- Bob

# FAX

FROM THE

## New York City Office of the Comptroller

Date 2/12/08

Pages. (cover +) 2

To Robert Cerda

Fax

From Patrick Doherty

Phone

**SPECIAL INSTRUCTIONS:**



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 12, 2008

Mr. Robert A. Gordon
Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Dear Mr. Gordon:

On the basis of the information that you have supplied to us concerning Safeway's policies and commitments relating to sustainability reporting, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sustainability reporting that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management